Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form N-2 of our report dated March 3, 2023, with respect to the consolidated statements of assets and liabilities of OFS Capital Corporation and subsidiaries, including the consolidated schedules of investments, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and accompanying supplementary information, which report appears in the December 31, 2022 annual report on Form 10-K of OFS Capital Corporation. We also consent to the reference to our firm under the heading “Senior Securities” in the Form 10-K.

/s/ KPMG LLP

Chicago, Illinois
March 3, 2023